

45 Sheppard Avenue East, Suite 703
Toronto, ON M2N 5W9
Main 416 924-4900
Fax 416 924-9377
www.dntwtoronto.com

October 31, 2023

Ampicity Inc.
10415 Bailey Road Suite B
Cornelius, NC 28031

To the Audit Committee Members, Board of Directors and Management:

Re: Audit Findings

In connection with our audit of the financial statements of Ampicity Inc. (the "Company") for the year ended June 30, 2023, we will issue our report thereon dated October 31, 2023. Professional standards require that we provide you with the following information related to our audit.

Going Concern

The financial statements have been prepared on the assumption that the Company is a going concern and will continue in operation for the foreseeable future. There is substantial doubt about the Company's ability to continue as a going concern as the Company incurred a comprehensive loss of $10,001 during the year ended June 30, 2023 and has a total accumulated deficit of $10,001 as at June 30, 2023. The Company's ability to continue as a going concern is dependent upon its ability to access sufficient capital until it has profitable operations and it raises a material concern. To this point, all operational activities and overhead costs have been funded through related party advances.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by U.S. generally accepted accounting principles. No new accounting policies were adopted and the application of existing accounting policies was not changed during the year ended June 30, 2023. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both (1) most important to the portrayal of the Company's financial condition and results and (2) require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the company in its 2023 financial statements are described in Note 2 to the financial statements and relate to the policies the Company uses.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (a) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (b) the impact of the estimate on financial condition or operating performance is material. We noted no critical accounting estimates affecting the financial statements during our audit.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.



DNTW CHARTERED PROFESSIONAL ACCOUNTANTS

45 Sheppard Avenue East, Suite 703
Toronto, ON M2N 5W9
Main 416 924-4900
Fax 416 924-9377
www.dntwtoronto.com

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

We have evaluated the qualitative aspects of the Company's financial reporting and noted that it is satisfactory to the required standards.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. Management is in agreement with the misstatements we have identified, and they have been corrected in the Company's financial statements. The attached schedule summarizes the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a disagreement on a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Ampicity Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

DNTW Toronto LLP

Chartered Professional Accountants
Licensed Professional Accountants